Exhibit 99.1

Yandex Announces Death of Co-Founder and CTO Ilya Segalovich

Moscow and The Hague, July 25, 2013. Yandex (NASDAQ:YNDX) today announced with great sadness the sudden death of Co-Founder and Chief Technology Officer Ilya Segalovich.

CEO Arkady Volozh commented, “Ilya was a lifelong friend and this is a terrible loss for me personally and for all of us at Yandex. Ilya’s contributions to the founding and development of Yandex were invaluable. Beyond his role at the company, his philanthropic contributions touched many children in need. My thoughts and those of all of the Yandex family are with Ilya’s family at this difficult time. We know that the strong technical team Ilya helped to build will carry on the work Ilya cared so passionately about. Ilya had an encyclopedic knowledge of technology, and his highest ethical standards have always set the benchmark for us all.”

Mr. Segalovich had been responding well to cancer treatment before unexpectedly succumbing to complications early this morning.

Ilya Segalovich co-founded Yandex more than 20 years ago, serving as its CTO and an executive director since 2000. He also co-founded and supported Maria’s Children Art Rehabilitation Center for orphans and children with special needs.

About Yandex

Yandex (NASDAQ:YNDX) is one of Europe’s largest internet companies, providing the world with search and online services one market at a time. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company offers the most relevant, locally tailored experience on all digital platforms and devices. Yandex is the leading internet search service in Russia with 61.6% of the country’s search market (according to LiveInternet, June 2013) and a monthly audience of 54.3 million (according to comScore, May 2013). Yandex also operates in Turkey, Ukraine, Belarus and Kazakhstan. More information about Yandex can be found at http://company.yandex.com.

Contacts:

Press Service

Ochir Mandzhikov, Tatyana Komarova

Phone:+7 495 739-7000

E-mail: pr@yandex-team.com